Mail Stop 4561

Via U.S. Mail and Facsimile to (703) 720-7399



April 7, 2006



M. Patricia Oliver, Esq.
Executive Vice President and General Counsel
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101


RE:     BB&T Corporation
            Pre- Effective Amendment Number 1 to
	Registration Statement on Form S-4
      Filed on March 28, 2006
            File Number 333-132044



Dear Ms. Oliver:

      We have reviewed your amended registration statement and
have
the following comments.   We have restricted our review to matters
relating to the merger consideration and fairness opinion and do not intend to review any other part of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. As previously requested, please include a Risk Factors section including, for example, that it will result in Main Street holders receiving a security with 12% less tangible net book value than the security they are surrendering.

2. Please summarize the projections that were provided to BB&T, and include in your document the most significant projections. The Main
Street shareholders need to have the same information that BB&T received to evaluate the offer that BB&T used in making its offer.

The Merge, page 19

Background of and Reasons for the Merger, page 19
3. As previously requested, set forth the terms of any other offer Main Street received. For this comment, an indication of interest including a price is an offer.

4. Please expand the new disclosure to also discuss how the board reconciled the BB&T offer when it had previously received other indications of interest at higher prices than the BB&T offer.

Opinion of Main Street`s Financial Advisor, page 25

5. Item 4(b) of Form S-4 (and Item 1015 of Regulation M-A) requires a summary of the bases of the opinion, i.e., a summary of the analyses underlying the opinion, not some of the analyses underlying the opinion. Please revise.


					*   *   *   *   *


Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


            If you have any questions regarding this letter, please feel free to contact William Friar at 202-551-3418, or me at 202-
551-
3698.


	Sincerely,



	Mark S. Webb
      	Legal Branch Chief







cc: 	Paul D. Freshour
	Arnold & Porter LLP
	Suite 900
	1600 Tysons Blvd
	McLean, Virginia 22102
	Fax number 703-720-7399

	Ralph F. MacDonald, III
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, Georgia 30309

	Elizabeth O. Derrick, Esq.
	Womble Carlyle Sandridge & Rice, PLLC
	Suite 3500
	1201 West Peachtree Street
	Atlanta, Georgia 30309